UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Rel. No. 62406 / June 30, 2010

Admin. Proc. File No. 3-13804

In the Matter of

WORLD TRANSPORT AUTHORITY, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by World Transport Authority, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice, 1/ that the initial decision of the administrative law judge 2/ has become the final decision of the Commission with respect to World Transport Authority, Inc. The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, registration of the registered securities of World Transport Authority, Inc., is revoked.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary

1/   17 C.F.R. § 201.360(d).

2/   World Transport Authority, Inc., Initial Decision Rel. No. 397 (June 3, 2010), ___ SEC Docket ___.

INITIAL DECISION RELEASE NO. 397
ADMINISTRATIVE PROCEEDING
FILE NO. 3-13804

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

	:	
AMALGAMATED EXPLORATIONS, INC.,	:	
AREAWIDE CELLULAR, INC.,	:	INITIAL DECISION
GENOMED, INC.,	:	AS TO WORLD TRANSPORT
GLOBAL MAINTECH CORP.,	:	AUTHORITY, INC.
MILITARY RESALE GROUP, INC.,	:	June 3, 2010
VERADO HOLDINGS, INC., and	:	
WORLD TRANSPORT AUTHORITY, INC.	:	

APPEARANCES: Frederick L. Block, Neil J. Welch, Jr., and David S. Frye for the Division of Enforcement, Securities and Exchange Commission.

Owen Israel Hawkins and Marcia Pamela Parker for World Transport Authority, Inc.

BEFORE: Robert G. Mahony, Administrative Law Judge.

I. INTRODUCTION

A. Procedural Background

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) on March 3, 2010.[1] Respondent World Transport Authority, Inc. (Respondent or WTAI), submitted an Answer, dated March 11, 2010. Counsel for the Division of Enforcement (Division) and representatives of WTAI participated in a March 26, 2010, prehearing conference. At that time, I granted the Division leave to file a motion for summary disposition, pursuant to 17 C.F.R. § 201.250(a). The Division filed its Motion for Summary Disposition (Motion) on April 23, 2010. Respondent has not submitted any opposition to the Motion.

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[1] The proceeding has ended as to the remaining captioned Respondents. Amalgamated Explorations, Inc., Exchange Act Release Nos. 61845 (April 6, 2010), 61870 (April 8, 2010).

B. **Allegations and Arguments of the Parties**

The OIP alleges that Respondent's shares are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that it has not filed any annual or quarterly reports since its Form 10-QSB for the period ended March 31, 2004. The Division requests that the registration of Respondent's securities be revoked. Motion at 20. WTAI acknowledges that it failed to comply with its reporting requirements but argues that its registration should not be revoked. Answer at 1-2.

C. **The Standards for Summary Disposition**

Rule 250(a) of the Commission's Rules of Practice provides that, after a respondent's answer has been filed and documents have been made available to that respondent for inspection and copying, a party may make a motion for summary disposition of any or all allegations of the OIP with respect to that respondent. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice.

Rule 250(b) of the Commission's Rules of Practice requires the hearing officer to promptly grant or deny the motion, or to defer decision on the motion. The hearing officer may grant the motion for summary disposition if there is no genuine issue with regard to any material fact and the party making the motion is entitled to a summary disposition as a matter of law.

In assessing the summary disposition record, the facts, as well as the reasonable inferences that may be drawn from them, must be viewed in the light most favorable to the non-moving party. See Felix v. N.Y. City Transit Auth., 324 F.3d 102, 104 (2d Cir. 2003); O'Shea v. Yellow Tech. Svcs., Inc., 185 F.3d 1093, 1096 (10th Cir. 1999); Cooperman v. Individual, Inc., 171 F.3d 43, 46 (1st Cir. 1999).

By analogy to Rule 56 of the Federal Rules of Civil Procedure, a factual dispute between the parties will not defeat a motion for summary disposition unless it is both genuine and material. See Anderson v. Liberty Lobby, Inc., 477 U.S. 242, 247-48 (1986). Once the moving party has carried its burden, "its opponent must do more than simply show that there is some metaphysical doubt as to the material facts." Matsushita Elec. Indus. Co. v. Zenith Radio Corp., 475 U.S. 574, 586 (1986). The opposing party must set forth specific facts showing a genuine issue for a hearing and may not rest upon the mere allegations or denials of its pleadings. At the summary disposition stage, the hearing officer's function is not to weigh the evidence and determine the truth of the matter, but rather to determine whether there is a genuine issue for resolution at a hearing. See Anderson, 477 U.S. at 249.

This Initial Decision is based on the Respondent's Answer to the OIP; the Division's Motion and accompanying Exhibits; the Notice of Resignation of William C. Kennedy as Chief Executive Officer of WTAI filed on April 7, 2010 (Notice), and the Commission's public official records concerning Respondent, of which official notice is taken pursuant to 17 C.F.R. § 201.323. There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to 17 C.F.R. § 201.250. Any other facts in

Respondent's pleadings have been taken as true, in light of the Division's burden of proof and pursuant to 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

II. FINDINGS OF FACT

Respondent (CIK 1028130)[2] is an Alberta corporation located in Cheyenne, Wyoming. Answer at 1. The company has a class of common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. Id. Respondent is delinquent in filing its twenty-four most recent periodic reports, including two quarterly reports for 2004, three quarterly reports for each of the years 2005-2009, one quarterly report for 2010, and annual reports for the years 2004-2009.[3] Id.

On February 9, 2010, WTAI entered into a Memorandum of Understanding with another entity to take over the company, engage auditors, and file its required periodic reports with the Commission. Id. at 2. On April 7, 2010, WTAI's Chief Executive Officer filed a Notice of Resignation of William C. Kennedy as Chief Executive Officer of WTAI, noting that as of March 23, 2010, Owen I. Hawkins (Hawkins) was WTAI's new Chief Executive Officer. Notice at 1. Hawkins participated in the March 26, 2010, prehearing conference as a representative of WTAI. Prehearing Conf. Tr. 3-4. He represented that WTAI had been acquired on March 24, 2010. Id. He also noted that he was not familiar with the issues alleged in the OIP, but that he wanted to resolve the issues with the Commission so that WTAI could remain in good standing. Id. at 10. As of the date of this Initial Decision, none of WTAI's delinquent filings appear in the Commission's EDGAR database.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., 90 SEC Docket 879, 885 (Mar. 22, 2007). Scienter, which is often described as "a mental state embracing intent to deceive, manipulate, or defraud," is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. See SEC v. McNulty, 137 F.3d 732, 740-41 (2d Cir. 1998); SEC v. Wills, 472 F. Supp. 1250, 1268 (D.D.C. 1978). It is undisputed that Respondent failed to file its last twenty-four required periodic reports since the period ended March 31, 2004. Respondent has violated, and continues to violate, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] A delinquency letter was sent to Respondent by the Division of Corporation Finance (CorpFin) to the address on file with the Commission, requesting compliance with its periodic filing obligations, on September 20, 2006. Motion at 1, Ex. 3. Respondent did not file any periodic reports after the delinquency letter was sent.

IV. SANCTION

The Division requests that the registration of Respondent's securities be revoked.[4] Motion at 20. In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citation omitted). The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

The violations were serious in that failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004).

Respondent's violations were recurrent in that it has repeatedly failed to file periodic reports for approximately six years. Respondent failed to notify the Commission and its investors of its inability to timely file a Form 10-K or 10-Q on Form 12b-25.[5] Concerning culpability, Respondent knew of its reporting obligations but failed to comply with them. Respondent was advised through the September 6, 2006, CorpFin letter, sent to the most recent address on its most recent filing with the Commission, that it was delinquent in its periodic filings.

Respondent has provided no evidence of efforts to remedy its violations and ensure future compliance, and has provided no assurances against future violations.

In sum, the investing public still does not have access to complete past and current financial information, and Respondent has made no efforts to make the delinquent filings current

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[4] The only remedies available in this proceeding, pursuant to Section 12(j) of the Exchange Act, are revocation or suspension of registration of Respondent's securities.

[5] Although the OIP does not allege violations based upon the Respondent's failure to file Forms 12b-25, "[I] may consider those failures, as well as other matters outside the OIP, in assessing appropriate sanctions." Gateway, 88 SEC Docket at 440 n.30.

or provide any assurances against future violations. Thus, revocation of the registration of Respondent's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the registered securities of Respondent World Transport Authority, Inc., IS REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice, 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

_____
Robert G. Mahony
Administrative Law Judge